FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 14, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Clarification on the media report regarding the verdict against AUO” dated March 14, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: March 14, 2012	By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

AU Optronics Corp.

March 14, 2012

English Language Summary

Subject: Clarification on the media report regarding the verdict against AUO

Regulation:	Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/03/14

Subject: To which item it meets—article 2 paragraph xx: 49

Date of events: 2012/03/14

Contents:

1.Date	of occurrence of the event:2012/03/14

2.Company	name: AU Optronics Corp.

3.Relationship	to the Company (please enter “head office” or “affiliate company”): head office

4.Reciprocal	shareholding ratios: N/A

5.Cause	of occurrence:

(1)	The jury was asked to determine the combined alleged overcharge for all 6 companies, including the Company, our US subsidiary, Samsung Electronics, LG Display, Chunhwa Picture Tubes, Chi Mei and Hannstar and the figure of the verdict in this regard is at least $500 Million. However, the figure does not represent what the jury found to be AUO’s overcharge and it is not the figure of AUO’s fine.

(2)	The court, not the jury, makes the determination on the amount of AUO’s fine and we expect it will take many months.

(3)	Under the sentencing guidelines, we believe the fine must be assessed based on AUO’s own commerce in the US and alleged overcharge. Thus, the Company believes that the DOJ must provide evidence to establish what portion of the $500 Million the DOJ attributes to AUO and why, and if the DOJ claims the fine should be more, then they must explain why. Further, there is a constitutional prohibition against excessive fines. Upon request by the Court, the Company will provide the Court with data regarding its sales to the US in support of its position as to the appropriate fine.

6.Countermeasures:	N/A

7.Any	other matters that need to be specified: N/A